FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                       For the month of November, 2006
                              24 November, 2006



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO.1    Press release of British Sky Broadcasting Group plc
                announcing Holding(s) in Company released on 24 November, 2006



                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

British Sky Broadcasting Group plc

2. Name of shareholder having a major interest

Please see Schedule 1 attached

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder named in 2. above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Please see Schedule 2 attached

5. Number of shares / amount of stock acquired

Unknown

6. Percentage of issued class

Unknown

7. Number of shares / amount of stock disposed

-

8. Percentage of issued class

-

9. Class of security

Ordinary shares of 50p each

10. Date of transaction

20.11.06

11. Date company informed

23.11.06

12. Total holding following this notification

53,407,155

13. Total percentage holding of issued class following this notification

3.05%

14. Any additional information

-

15. Name of contact and telephone number for queries

Alex White

020 7705 3081

16. Name and signature of authorised company official responsible for making this notification

Chris Taylor

Date of notification

24 November 2006


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.


                                   SCHEDULE 1

Legal Entity                                        Holding      Percentage Held

Barclays Global Investors Japan Trust & Banking     1552302             0.0886
Barclays Life Assurance Co Ltd                      1769012             0.1009
Barclays Bank PLC                                      6262             0.0004
Barclays Private Bank and Trust Ltd                    1600             0.0001
Barclays Capital Inc                                1052062               0.06
Barclays Private Bank and Trust Ltd                    3402             0.0002
Gerrard Ltd                                         3092113             0.1764
Barclays Private Bank and Trust Ltd                 4443746             0.2535
Barclays Private Bank and Trust Ltd                    5462             0.0003
Barclays Global Fund Advisors                       4227488             0.2412
Barclays Global Investors Japan Ltd                 2675535             0.1526
Absa Fund Managers Ltd                                50000             0.0029
Barclays Global Investors, N.A.                     8363367             0.4771
Barclays Capital Securities Ltd                    14135746             0.8064
Barclays Bank Trust Company Ltd                        1783             0.0001
Barclays Global Investors Australia Ltd              101342             0.0058
Barclays Global Investors Canada Ltd                  88577             0.0051
Barclays Global Investors Ltd                      11837356             0.6753

Group Holding                                      53407155             3.0469


                                   SCHEDULE 2

Registered Holder                                     Account          Holding
                                                  Designation

BANK OF IRELAND                                        426360           40,995
BANK OF NEW YORK                                                        83,693
Barclays Bank PLC (Singapore)                                            1,600
BARCLAYS CAPITAL NOMINEES LIMITED                                      858,934
BARCLAYS CAPITAL NOMINEES LIMITED                                        6,262
BARCLAYS CAPITAL NOMINEES LIMITED                                    5,060,973
BARCLAYS CAPITAL NOMINEES LIMITED                                    8,910,745
Barclays Capital Securities Ltd.                                       193,128
Barclays Capital Securities Ltd.                                       164,028
Barclays Global Investors Canada                                        88,577
Barclays Trust Co R69 C000000000000000000                                1,783
CHASE NOMINEES LTD                                      16376          681,502
CHASE NOMINEES LTD                                      28270          446,526
Clydesdale Nominees HGB0125                          68640801            3,170
Clydesdale Nominees HGB0125                          69390001            1,712
Clydesdale Nominees HGB0225                          67355102              580
Clydesdale Nominees NWS0112                           9026201        1,315,858
Clydesdale Nominees NWS0712                           9026207           37,500
Clydesdale Nominees NWS1612                           9026216          298,566
Clydesdale Nominees NWS1812                           9026218          214,423
Clydesdale Nominees NWS1912                           9026219            3,125
Clydesdale Nominees NWS2212                           9026222          154,284
Clydesdale Nominees SFE0102                           9026201        2,078,901
Clydesdale Nominees SFE0112                           9026201            1,017
Clydesdale Nominees SFE2402                           9026224          340,072
Gerrard Nominees Limited                               610720            3,000
Gerrard Nominees Limited                               621942              570
Gerrard Nominees Limited                               630871              500
Gerrard Nominees Limited                               631118            9,100
Gerrard Nominees Limited                               637739              500
Gerrard Nominees Limited                               639311              600
Gerrard Nominees Limited                               643975            2,000
Gerrard Nominees Limited                               652198            5,000
Gerrard Nominees Limited                               658574            1,475
Gerrard Nominees Limited                               659442              750
Gerrard Nominees Limited                               659792              585
Gerrard Nominees Limited                               660302            2,500
Gerrard Nominees Limited                               660430              660
Gerrard Nominees Limited                               660758            7,800
Gerrard Nominees Limited                               660968            3,900
Gerrard Nominees Limited                               774160              700
Greig Middleton Nominees Limited (GM1)                                 198,213
Greig Middleton Nominees Ltd (GM3)                     523475DN         75,000
INVESTORS BANK AND TRUST CO.                                            19,686
INVESTORS BANK AND TRUST CO.                                         5,189,191
INVESTORS BANK AND TRUST CO.                                           144,519
INVESTORS BANK AND TRUST CO.                                           199,992
INVESTORS BANK AND TRUST CO.                                            84,565
INVESTORS BANK AND TRUST CO.                                            35,538
INVESTORS BANK AND TRUST CO.                                             8,641
INVESTORS BANK AND TRUST CO.                                         1,199,560
INVESTORS BANK AND TRUST CO.                                           273,212
INVESTORS BANK AND TRUST CO.                                           109,189
INVESTORS BANK AND TRUST CO.                                           369,586
INVESTORS BANK AND TRUST CO.                                         3,432,149
INVESTORS BANK AND TRUST CO.                                           364,568
INVESTORS BANK AND TRUST CO.                                            33,808
INVESTORS BANK AND TRUST CO.                                           305,613
INVESTORS BANK AND TRUST CO.                                            78,990
INVESTORS BANK AND TRUST CO.                                            12,360
JP MORGAN (BGI CUSTODY)                                 16331          320,051
JP MORGAN (BGI CUSTODY)                                 16338           79,459
JP MORGAN (BGI CUSTODY)                                 16341          724,512
JP MORGAN (BGI CUSTODY)                                 16342          175,341
JP MORGAN (BGI CUSTODY)                                 16400        9,879,250
JP MORGAN (BGI CUSTODY)                                 17011           23,123
JP MORGAN (BGI CUSTODY)                                 18409        1,235,609
JPMORGAN CHASE BANK                                                     39,120
JPMORGAN CHASE BANK                                                    101,342
JPMorgan Chase Bank                                                    643,944
JPMorgan Chase Bank                                                     16,309
JPMorgan Chase Bank                                                    119,858
JPMorgan Chase Bank                                                     18,657
JPMorgan Chase Bank                                                     93,562
JPMorgan Chase Bank                                                    159,684
JPMorgan Chase Bank                                                     34,082
JPMorgan Chase Bank                                                    126,278
JPMorgan Chase Bank                                                     98,566
JPMorgan Chase Bank                                                    171,274
JPMorgan Chase Bank                                                     60,030
JPMorgan Chase Bank                                                     10,058
JPMorgan Chase Bank                                                    206,864
JPMorgan Chase Bank                                                     71,208
JPMorgan Chase Bank                                                     93,107
JPMorgan Chase Bank                                                    116,286
JPMorgan Chase Bank                                                     11,277
JPMorgan Chase Bank                                                    764,910
Master Trust Bank                                                       74,575
Master Trust Bank                                                      120,182
Master Trust Bank                                                      291,601
Mellon Trust - US CUSTODIAN /                                           45,432
Mitsui Asset                                                            20,716
R C Greig Nominees Limited                                           1,432,481
R C Greig Nominees Limited a/c AK1                                     628,768
R C Greig Nominees Limited a/c BL1                                     199,669
R C Greig Nominees Limited a/c CM1                                     138,945
R C Greig Nominees Limited GP1                                         208,155
R C Greig Nominees Limited SA1                                         171,242
Reflex Nominees Limited                                                  2,050
Reflex Nominees Limited                                                  1,352
Standard Bank of SA in trust for Absa Unit Trust                        50,000
STATE STREET BANK & TRUST - WI                                           9,828
STATE STREET BOSTON                                                    551,615
Trust & Custody Services Bank                                              931
Trust & Custody Services Bank                                          885,344
Trust & Custody Services Bank                                            9,242
Trust & Custody Services Bank                                            9,292

Total                                                               53,407,155



                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 24 November, 2006                      By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary